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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

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                                   FORM 12B-25

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                           NOTIFICATION OF LATE FILING


                                               Commission File Number:  0-19596
                                                CUSIP Number:


           (Check One): / / Form 10-K / / Form 20-F / / Form 11-K /X/
                            Form 10-Q / / Form N-SAR
           For Period Ended: for the quarter ended September 27, 1997

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

          For the Transition Period Ended: ___________________________

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  Read attached instruction sheet before preparing form. Please print or type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

                             SLM INTERNATIONAL, INC.
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                             Full Name of Registrant


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                            Former Name if Applicable


               C/O MASKA U.S., INC., 139 HARVEST LANE, PO BOX 1200
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            Address of Principal Executive Office (Street and Number)


                               WILLISTON, VT 05495
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                            City, State and Zip Code


PART II--RULES 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed.

(Check box if appropriate.)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or


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        portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

   (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

(Attach extra sheets if needed.)

      See Attachment A

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

    Russell J. David              (514)                  331-5150
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         (Name)                (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If the answer is no, identify report(s). /X/ Yes / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? / / Yes /X/ No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                             SLM INTERNATIONAL, INC.
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                  (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  November  11, 1997              By /s/ RUSSELL J. DAVID
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                                          Name:  Russell J. David
                                          Title: Senior Vice President, Finance


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

        INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                   CRIMINAL VIOLATIONS (SEE 18 U. S. C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D. C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13
   (b) of Regulation S-T.

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                                                                    ATTACHMENT A

                             SLM INTERNATIONAL, INC.

                                   FORM 12B-25

                              PART III - NARRATIVE

      The Company is unable to file its report on Form 10-Q for the quarter ended September 27, 1997 within the prescribed time period due to a delay in finalizing the financial statements of its material subsidiaries. The Company and six of its subsidiaries filed for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court on October 24, 1995. On January 23, 1997, the United States Bankruptcy Court for the District of Delaware confirmed the Company's Plan of Reorganization (the "Plan") and the Plan became effective on April 11, 1997. Since that time, the Company has been operating in a non-bankruptcy context and has found that it has been unable to complete its report for the quarter ended September 27, 1997 and attend to all other management functions.

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